

December 15, 2008

Room 7010

Dale B. Herbst
Chief Financial Officer
WII Components, Inc.
525 Lincoln Avenue, SE
St. Cloud, Minnesota 56304

> **Re: WII Components, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **File No. 333-115490**

Dear Mr. Herbst:

We have reviewed your response letter dated December 1, 2008 and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the year ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 9

1. We note your response to prior comment 7 with regards to the determination that a SFAS 144 impairment analysis was not necessary as no triggering events were present as of December 31, 2007. It is unclear from your response, whether or not you plan to disclose whether a SFAS 144 analysis was performed in any of the periods presented. Given the adverse sales trends, disclosing whether or not a SFAS 144 analysis was actually performed would clearly inform investors whether the absence of impairment charges is due to management's determination that the SFAS 144 test were not required as a result of no triggering events or because there were triggering events present and managements estimate of cash flow projections exceeded asset carrying values resulting in no impairment charges. Please revise future filings to clarify these points.

2.   We further note in your response to prior comment 7 with regards to your SFAS 142 test for impairment of Goodwill. Supplmentally provide us with your most recent impairment test documentation so that we may more clearly understand the material assumptions and comparable company data that was used in your analysis.

3.   We note in your Form 10-Q for the quarter ended September 30, 2008, you discuss how an overall market slowdown, particularly the home building, repair and remodeling industry, since 2006 has led to lower a decrease in sales. Please expand MD&A, in future filings, to provide a discussion of recent economic events, specifically the significant downturn in the fourth quarter of 2008 and its current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on your customers, recent order activity, expected trends, management's response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity. In your response to this letter, please provide a detailed description of proposed future disclosure.

        You may contact Melissa Rocha at (202) 551-3854, Al Pavot at (202) 551-3738 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Terence O'Brien
                                        Accounting Branch Chief